

May 16, 2011

By facsimile to (303) 466-4826 and U.S. Mail

Ms. Sheryl Briscoe
President, Secretary, Treasurer, and Director
Degaro Innovations Corp.
Lot 107, Roaring River
Steer Town PO
St. Ann, Jamaica, West Indies

> **Re: Degaro Innovations Corp.**
> **Registration Statement on Form S-1**
> **April 11 Supplemental Response**
> **File No. 333-169770**

Dear Ms. Briscoe:

We reviewed the supplemental response to the February 11, 2011 comment letter and have the comments below.

1. Please disclose prominently that you are not a shell company.

2. Please revise your registration statement to include the details of your purchase and sales agreement, including the sourcing of those products subject to the agreement, and file the agreement as an exhibit.

3. Please provide more information about the agreement with your officer to fund your operation, including details about her financial ability to provide such funding, and file the agreement as an exhibit.

4. Please revise your registration statement to include details about the equipment purchases and hiring mentioned in response to prior comment 2, including the purpose and timing of such activities.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Very truly yours,

Pamela A. Long
Assistant Director

cc: National Registered Agents, Inc. of NV
     100 East William Street, Suite 204
     Carson City, NV 89701

Ms. Sheryl Briscoe
May 16, 2011
Page 3

Dennis Brovarone, Esq.
18 Mountain Laurel Drive
Littleton, CO 80127